Exhibit 3.1

Unusual Machines, Inc.

Second Amendment to the Amended and Restated Bylaws

Article V, Section 5.01 Executive Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies is hereby amended to add the position for Chief Revenue Officer as follows:

The Board of Directors shall elect a Chief Executive Officer, a President, Chief Financial Officer, Chief Revenue Officer, a Treasurer and a Secretary. The Board of Directors may also choose one or more executive officers, Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Company. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Company. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors.

Article V, Section 5.02 Duties is hereby amended by deleting and replacing in its entirety the duties of the Chief Operating Officer and by adding the duties of a Chief Revenue Officer as follows:

The President is the Chief Operating Officer and shall be responsible for the day-to-day activities of the Company and for the development, design, operation and improvement of its operations. He shall also perform such duties as are conferred upon him by the Chief Executive Officer of the Company and as may be prescribed by the Board of Directors.

The Chief Revenue Officer shall be responsible for overall management of the Company’s revenue generating activities including but not limited to supervision of Vice Presidents with sale or marketing duties. The Chief Revenue Officer shall report to the Chief Executive Officer. The Chief Revenue Officer shall have all such further powers and perform all such further duties as are customarily and usually associated with the position of chief revenue officer, or as may from time-to-time be assigned to him or her by the Chief Executive Officer or the President and as may be prescribed by the Board of Directors.

Effective: January 23, 2026